



06001772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED JAN 0 3 2006 PROCESSING SECTION WASH.

REPORT FOR THE PERIOD BEGINNING___11/01/04___ AND ENDING___10/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel C. Cataldo, Treasurer   (617) 598-8952
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – if individual, state last, first, middle name)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Daniel C. Cataldo__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Eaton Vance Distributors, Inc.__ _____ , as of __October 31__ _____ , 20__05__ ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHEILA M. KEANE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 30, 2005

_____
Signature

__Treasurer__ _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
  Eaton Vance Distributors, Inc.:

We have audited the following financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly owned subsidiary of Eaton Vance Management) for the year ended October 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with Eaton Vance Management and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Member of
Deloitte Touche Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Eaton Vance Distributors, Inc. as of October 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 21, 2005

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
October 31, 2005

ASSETS

Cash	$ 30,982,775
Investments at market value	68,217
Accounts receivable from sales of mutual fund shares	5,586,224
Intercompany note and interest receivable	35,039,535
Accounts receivable from affiliates, net	1,990,116
Distribution fees and other receivables	20,904,880
Prepaid expenses	92,284
Deferred tax asset	132,135
TOTAL	**$ 94,796,166**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 18,630,593
Accounts payable for mutual fund shares sold	5,533,581
Total liabilities	24,164,174
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	52,730,000
Retained earnings	17,881,992
Total stockholder's equity	70,631,992
TOTAL	**$ 94,796,166**

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF INCOME
Year Ended October 31, 2005

REVENUE:	
Service agreement income	$ 99,768,188
Service fees	104,728,477
Underwriting fees	7,983,729
Interest and other revenue	3,286,808
Total revenue	215,767,202
EXPENSES:	
Service fee expense	81,330,026
Distribution fee expense	69,773,342
Employee compensation and benefits	48,224,988
Other expenses	10,780,011
Total expenses	210,108,367
INCOME BEFORE INCOME TAXES	5,658,835
PROVISION FOR INCOME TAXES:	
Current	2,793,632
Deferred	(21,264)
Total provision for income taxes	2,772,368
NET INCOME	$ 2,886,467

See notes to financial statements.

4

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended October 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2004	$ 20,000	$ 52,730,000	$14,995,525	$ 67,745,525
Net income	-	-	2,886,467	2,886,467
BALANCE, OCTOBER 31, 2005	$ 20,000	$ 52,730,000	$17,881,992	$ 70,631,992

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,886,467
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(21,264)
Proceeds from sale of investments	9,700,000
Changes in:	
Investments at market value	(56,359)
Accounts receivable from sales of mutual fund shares	(4,128,594)
Distribution fees and other receivables	(12,913,257)
Prepaid expenses	188,862
Accounts payable and accrued liabilities	2,179,982
Accounts payable for mutual fund shares sold	4,105,294
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,941,131
CASH FLOWS FROM INVESTING ACTIVITIES -	
Accounts receivable from affiliates, net	(577,100)
NET INCREASE IN CASH	1,364,031
CASH, BEGINNING OF YEAR	29,618,744
CASH, END OF YEAR	$ 30,982,775
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 535,288

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Eaton Vance Distributors, Inc. (the Company) is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Management (EVM), which is ultimately a wholly-owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVM and EVC. Revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity, domestic and international debt, and bank loan portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These financial statements were prepared from the separate records maintained by Eaton Vance Distributors, Inc., which include significant transactions with EVM and its subsidiaries and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Changes in these estimates may affect amounts reported in future periods.

Investments

Investments are recorded at market value and consist principally of money market funds and other Eaton Vance mutual funds. Net realized and unrealized holding gains or losses on these investments are reflected as a component of other revenue or other expense, as appropriate. The average cost method is used to determine the realized gain or loss on securities sold.

Mutual Fund Underwriting Activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition

Service fees are recognized as services are provided to the funds. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Service fees are recorded gross of any third-party service fee arrangements; the expenses associated with these third-party distribution and service arrangements are recorded in service fee expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Party Transaction

The Company entered into a purchase and sale agreement with EVM effective November 1, 2002, whereby the Company agreed to sell its right to receive revenue under distribution arrangements with certain of the funds in the Eaton Vance family of funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2005, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:
Distribution fees received from investment companies $129,803,001

Costs incurred by EVM:
Amortization of deferred sales commissions $ 63,417,646
Deferred sales commissions   125,715,126

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM or its wholly owned subsidiary, Boston Management and Research (BMR), is the investment adviser. For its services, the Company is compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses less the Company's operating income on a monthly basis. Operating income and operating expenses are determined in accordance with generally accepted accounting principles. For the year ended October 31, 2005 the Company earned $99,768,188 under this agreement, which is recorded as service agreement income in the accompanying statement of income.

The Company has a note receivable due December 31, 2005, with a remaining principal balance of $35,000,000, due from EVM. Interest on the note accrues at a fixed rate of 1.33%, with interest due on a quarterly basis. Accrued interest receivable at October 31, 2005 was $39,535. The note may be prepaid in part or in full at any time. The Company recorded interest income of $466,016 related to the note for the year ended October 31, 2005.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred taxes relate principally to state net operating loss carryforwards, net of applicable valuation allowances.

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Financial Instruments

Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash, accounts receivable from affiliates, net, intercompany note and interest receivable, distribution fees and other receivables, and accounts payable and accrued liabilities. Management has determined that the carrying value of these financial instruments approximates their fair value as of October 31, 2005.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At October 31, 2005, the Company had net capital of $25,506,956, which exceeds its minimum capital requirement of $1,297,395 at October 31, 2005. The ratio of aggregate indebtedness to net capital at October 31, 2005 was .76-to-1.

4. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plan
The Company has a profit sharing retirement plan for the benefit of substantially all employees. The Company contributed $1,525,420 for the year ended October 31, 2005, representing 15 percent of eligible compensation for the year.

Savings Plan and Trust
The Company has a Savings Plan and Trust which qualifies under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to make elective deferrals up to the plan's annual limitations. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040. The Company's expense under the plan was $125,660 for the year ended October 31, 2005.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof.

6. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from underwriting and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds.

The following portfolio and related funds provided over 10 percent of the total revenue of the Company:

Tax-Managed Growth Portfolio and related funds:	
Underwriting and service fees	$40,500,918
Percent of revenue	18.8%

7. INCOME TAXES

Income taxes, as stated as a percentage of income before income taxes, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	4.2%
Non deductible meals and entertainment expense	9.8%
Provision for income taxes	49.0%

The Company has recorded a deferred income tax asset of $132,135 as of October 31, 2005. The deferred tax asset consists of a severance accrual for $10,768 and a state net operating loss carry-forward of $343,914 less a $222,547 valuation allowance. The valuation allowance was established due to management's belief that not all of the state operating loss carryforwards will be recoverable.

******

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
October 31, 2005

CAPITAL - Stockholder's equity	$ 70,631,992
DEDUCTIONS:	
Nonallowable assets:	
Accounts and note receivable from affiliate	37,029,951
Distribution fees and other receivables	7,867,589
Prepaid expenses	92,284
Deferred tax asset	132,135
Total deductions	45,121,959
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	25,510,033
HAIRCUTS ON SECURITIES	3,077
NET CAPITAL	$ 25,506,956
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	$ 18,630,593
Accounts payable for mutual fund shares sold	830,037
Accounts payable to affiliate	300
TOTAL AGGREGATE INDEBTEDNESS	$ 19,460,930
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 1,297,395
EXCESS NET CAPITAL	$ 24,209,561
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.76

There are no material differences between the net capital computation above and that per the FOCUS report as filed.

11

Deloitte。

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 21, 2005

To the Board of Directors of
 Eaton Vance Distributors, Inc.
255 State Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") for the year ended October 31, 2005 (on which we issued our report dated December 21, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control of the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP